OrthoPediatrics Corp.

2850 Frontier Drive

Warsaw, IN 46582

October 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Amanda Ravitz

Re:	OrthoPediatrics Corp.
Registration Statement on Form S-1
File No. 333-212076

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on October 11, 2017, or as soon as practicable thereafter.

If you have any questions regarding the foregoing, please contact Christopher Lueking of Latham & Watkins LLP at (312) 876-7680.

[Signature Page Follows]

Very truly yours,

ORTHOPEDIATRICS CORP.

By:	/s/ Fred L. Hite
Fred L. Hite
Chief Financial Officer

[Signature Page to Company Acceleration Request]